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                                                           Filed by Pfizer Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                          and deemed filed pursuant Rule 14a-12
                                         of the Securities Exchange Act of 1934
                                                  Commission File No: 001-02516
                                              Subject Company:  Pharmacia Corp.

Articles from Pfizer newsletter disseminated to Pfizer employees through its internal intranet:

IMPORTANT CONDITION OF ACQUISITION MET AS PHARMACIA COMPLETES SPIN-OFF
OF MONSANTO

August 14, 2002

PFIZER'S ACQUISITION OF PHARMACIA IS SUBJECT TO A NUMBER OF CONDITIONS BEFORE IT CAN BE COMPLETED. ONE OF THESE CONDITIONS WAS MET YESTERDAY, WHEN PHARMACIA COMPLETED THE SPIN-OFF OF ITS AGRICULTURAL SUBSIDIARY TO PHARMACIA SHAREHOLDERS.

Peapack, New Jersey - In a letter to Pharmacia colleagues, CEO Fred Hassan called the Monsanto spin-off, "a major milestone in the evolution of our organization and in the history of biotechnology."

Some history: In April 2000, Pharmacia & Upjohn and Monsanto completed a merger. The name of the combined company became Pharmacia, with the Monsanto name being retained for the agricultural business (just as Adams is the name of Pfizer's confectionery business). In October 2000, Pharmacia sold a 15 percent interest in Monsanto through an initial public offering. In November 2001, Pharmacia announced that it would spin-off its remaining 85 percent interest in Monsanto as a special dividend to Pharmacia shareholders in order to "fully unlock the value of our respective pharmaceutical and agricultural businesses." That spin-off is now complete.

In a press release issued this morning, Hassan said, "Since our merger with the original Monsanto in March 2000, we have seen its agricultural business evolve into a strong, stand-alone company. The new Monsanto continues to build on its traditional business base while further developing the promise and value of agricultural biotechnology. The result of this spin-off will be a new Monsanto that can focus and build on its special strengths."

For Pfizer, the completion of the spin-off marks an important step toward the goal of completing the acquisition of Pharmacia by the end of the year. Other conditions that must be met before the Pharmacia acquisition can be completed include:

   o Receiving approvals from the antitrust regulators in the United States and European Union.

   o Holding special meetings of the shareholders of both companies. Pfizer shareholders will be asked to amend the company's certificate of incorporation and to approve the issuance of additional shares. Pharmacia shareholders will be asked to approve the definitive agreement for Pfizer to acquire Pharmacia. Progress is being made on this front, too, with the filing today with the U.S. Securities and Exchange Commission (SEC) of the "S-4" - a document that contains information relating to the acquisition.

The Cafe will report on the completion of each of these milestones as they occur.

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TRANSITION TEAM LEADERS FROM PFIZER AND PHARMACIA GATHER FOR FIRST MEETING

August 14, 2002

The transition planning process took a major step forward yesterday as some 40 colleagues from Pfizer and Pharmacia met in New York to discuss in detail how the next several months will unfold.

From the outset, top leaders from Pfizer and Pharmacia have said that the transition planning process - which will take place between now and the close of the deal - and the subsequent integration of our two companies, will be largely driven by our businesses and divisions, rather than Corporate. Toward that end, two transition team leaders have been named for each of our major businesses and divisions - one from Pfizer, one from Pharmacia. These colleagues are responsible for the day-to-day transition planning process and for ensuring that their business/division is ready for Day One. They met as a group for the first time yesterday at the Millennium Broadway Hotel in New York.

Pfizer's Chief Financial Officer David Shedlarz, who is leading the transition process for Pfizer, opened the meeting by thanking the transition team leaders for their participation and saying that he was "very favorably impressed with how well the two companies were working together" since before the deal was even announced.

"You have an awesome responsibility," Shedlarz told the transition team leaders. "You are on the front lines of bringing together two large, complex, and fast-growing companies."

Shedlarz shared a number of guiding principles for the transition: moving with clarity and speed; adhering to the values and behaviors of both companies, especially Respect for People; and ensuring alignment across both organizations, and within each individual company.

Shedlarz expressed his concern that most colleagues currently view the acquisition as being primarily driven by cost cutting opportunities. While the deal will, indeed, yield significant synergies, Shedlarz emphasized a host of other reasons why this is the right move for Pfizer:

     o   An unequaled pharmaceutical product portfolio

     o   A broader and deeper R&D pipeline

     o   Stronger animal health and consumer healthcare businesses

     o   Greater, more balanced geographic presence

     o   Enhanced scale, with less reliance on any one product

     o   Greater operating flexibility and ability to manage risk


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Chris Coughlin, Pharmacia's CFO and the leader of the transition process for
Pharmacia, said that both companies have a wealth of experience with mergers and acquisitions. Still, he cautioned, "we can't underestimate the size and complexity of the task at hand."

Coughlin reminded the attendees to pay particularly close attention to how the transition planning process is progressing in markets outside the United States, which often get overlooked because the U.S. market is so large for both companies.

Coughlin said that Pharmacia is "absolutely committed to ensuring the smoothest and best transition possible." He stated clearly that all major decisions during the transition planning process and beyond will ultimately be made by the Pfizer Leadership Team, with input from Pharmacia. He added that Pfizer systems will be used in the combined company, unless there is a clear and compelling reason to do otherwise.

Like Shedlarz, Coughlin noted that the relationships between Pfizer and Pharmacia colleagues have been excellent thus far, even through some "difficult and intense times." Coughlin also echoed Shedlarz's view that the transition team leaders are shouldering a very significant responsibility. "You're going to have access to sensitive information that no one else knows," he said. "And you're going to have to keep it that way until final decisions have been made and communicated."

Coughlin emphasized that, while the overall goal is to complete the acquisition as soon as possible, "different transition teams will move at different speeds." In general, though, he said it is "okay to go a little too fast."

Lessons Learned, Cultures Shared

Joe Bonito, vice president, Worldwide Organizational Effectiveness, PPG, and a member of the Program Office that has been established as a central resource for the transition teams to call upon, shared lessons learned from the Pfizer/Warner-Lambert combination, completed just over two years ago. These include the need to focus on speed, to communicate rapidly, to drive decisions through the line, and to ensure consistency between what Pfizer SAYS it is going to do and what it actually DOES. Many Pharmacia participants shared lessons learned from their previous mergers and acquisitions experiences. Shedlarz made it clear that Pfizer would take all of these lessons learned into account during this current process and that Pfizer would place a great premium on candor in all of its communications.

Bonito also noted the many similarities between the two companies' cultures. For example, Pfizer's eight core values (Performance, Customer Focus, Integrity, Teamwork, Respect for People, Community, Leadership, and Innovation) are similar in spirit to Pharmacia's "4 C's" (Commitment, Competence, Consistency, and Compassion). Likewise, Pfizer's leader behaviors - such as "encouraging open discussion and debate" and "developing people" - match up quite well with many of Pharmacia's best-managed behaviors, including "shared accountability and transparency," "ongoing listening and learning," and "coaching and developing other colleagues."


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In addition to a strong cultural fit, the two companies also share nearly identical corporate governance structures, which should prove quite helpful as the transition planning process moves forward. Both companies, for example, have top-level leadership teams consisting of a handful of senior executives - the Pfizer Leadership Team and the Pharmacia Management Committee - and both have management councils one level below these teams that include about 20 additional leaders - the Pfizer Management Council and the Pharmacia Operations Committee.

Here are some other topics that were discussed at the meeting:

Day One

Shedlarz told the group that the acquisition was likely to close sometime between November 15 and the end of 2002. He listed several expectations for Day
One:

     o That one face will be presented to our customers, patients, business partners, and colleagues, with no disruptions.

     o That all colleagues in both companies will know their role and to whom they report, even if that reporting relationship may ultimately change.

     o   That integration plans are in place to guide activities going forward.

Cost Synergies

Pfizer has committed to investors to delivering $2.5 billion in acquisition-related cost savings through 2005. Meeting this target is extremely important at a time when investors are severely punishing the stocks of companies that miss their financial commitments. Shedlarz said that Pfizer envisions exceeding the $2.5 billion synergy target, noting that any savings above and beyond that number would be re-invested into areas of the business that promise to yield the highest payoff. "We see many opportunities for growth resulting from this combination," he said. "Lowering our cost structure will give us the additional investment capital needed to aggressively pursue these opportunities."

Consultants

Based on its Warner-Lambert experience, Pfizer is trying to minimize the amount of work done by consultants on the Pharmacia deal, as well as the number of different consulting firms involved. The Boston Consulting Group has already been retained by PPG, PGRD, and Pfizer Global Manufacturing, as well as by the Program Office, which should help to ensure consistency and enhance speed.

Communications

One theme that emerged throughout the meeting was the need for consistent, global, and timely communications, both internally and externally. Colleagues will continue to receive a steady stream of information about the transaction through existing communication vehicles such as the Pfizer World Cafe and Pharmacia Today, as well as from managers, who will be armed with communications tool kits.


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A town hall meeting is scheduled for September 6 at Pharmacia headquarters in
Peapack, New Jersey. The meeting is expected to feature Pfizer CEO Hank McKinnell, Shedlarz, PPG President Karen Katen, and Peter Corr, who heads PGRD. The meeting will be made available live to as many Pharmacia colleagues as possible using audio and videoconferencing capabilities. A similar meeting is being planned for Pfizer colleagues, though no date has been finalized yet.

Monitoring "organizational health" - colleagues' attitudes, opinions, and concerns resulting from the transition planning process - is also a top priority. It was agreed that focus groups, spot polls, and more comprehensive surveys would be conducted on a regular and ongoing basis at both companies and in the combined company after Day One.

Talent Planning

Don Nelson, vice president, Human Resources, PPG, and a Program Office member, described a two-track talent planning process. The first track involves identifying those Pharmacia colleagues who are absolutely essential to Pfizer's ability to operate its business as of Day One - for example, colleagues who work in a business or therapeutic area that Pfizer does not currently participate in.

The second track involves identifying key talent from Pharmacia that Pfizer is interested in retaining regardless of specific business needs. These colleagues will be identified through discussions between business/division heads from both companies and by using data generated by Pharmacia's Talent Planning & Performance Management Process. Nelson said that Pfizer was committed to finding jobs for as many Pharmacia colleagues as possible. In fact, Pfizer has instituted a hiring freeze, except for those positions deemed absolutely critical to meeting the company's 2002 business objectives. This will give Pharmacia colleagues a chance to apply for positions within Pfizer, though Nelson emphasized that this posting process would likely not begin until very close to Day One.

Next Steps

The transition team leaders plan to meet again early in the week of September 9 to finalize a number of deliverables they are responsible for providing to the Pfizer Management Council, which is meeting on September 12-13. The Cafe will report on these meetings and all significant acquisition-related news that occurs between now and then.



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                                   * * * *

SAFE HARBOR STATEMENT

THIS RELEASE CONTAINS CERTAIN "FORWARD-LOOKING" STATEMENTS WITHIN THE
MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATION AND ARE NATURALLY SUBJECT TO UNCERTAINTY AND CHANGES IN CIRCUMSTANCES. ACTUAL RESULTS MAY VARY MATERIALLY FROM THE EXPECTATIONS CONTAINED HEREIN. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN INCLUDE STATEMENTS ABOUT FUTURE FINANCIAL OPERATING RESULTS AND BENEFITS OF THE PENDING MERGER BETWEEN PFIZER INC. AND PHARMACIA CORP. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED HEREIN INCLUDE: THE INABILITY TO OBTAIN SHAREHOLDER OR REGULATORY APPROVALS; ACTIONS OF THE U.S., FOREIGN AND LOCAL GOVERNMENTS; THE INABILITY TO SUCCESSFULLY INTEGRATE THE BUSINESSES OF PFIZER INC. AND PHARMACIA CORP.; COSTS RELATED TO THE MERGER; THE INABILITY TO ACHIEVE COST-CUTTING SYNERGIES RESULTING FROM THE MERGER; CHANGING CONSUMER OR MARKETPLACE TRENDS: AND THE GENERAL ECONOMIC ENVIRONMENT. NEITHER PFIZER INC. NOR PHARMACIA CORP. IS UNDER ANY OBLIGATION TO (AND EXPRESSLY DISCLAIMS ANY SUCH OBLIGATION TO) UPDATE OR ALTER ITS FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER
RELEVANT DOCUMENTS THAT PFIZER INC. AND PHARMACIA CORP. HAVE FILED AND WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Pfizer and Pharmacia will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017,
Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer's 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.



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